Exhibit 15.6

Hydrocarbon Liquids & Natural Gas Reserves Audit
Report at Year End 2012.

Cerro Dragon, Anticlinal Funes, Piedra Clavada, Koluel Kaike and Acambuco in Argentina and Caipipendi in Bolivia

CNOOC Limited

Submitted By: RPS
Date Submitted: January 31, 2013

Project Number: UCV02233
411 North Sam Houston Parkway STE 400, Houston TX 77060

rpsgroup.com

Hydrocarbon Liquids & Natural Gas
Reserves Audit Report at Year End 2012

Cerro Dragon, Anticlinal Funes, Piedra Clavada,
Koluel Kaike and Acambuco in Argentina
and
Caipipendi in Bolivia

Prepared For:
CNOOC Limited

January 2013

Victor Wayne Taylor
Texas, USA PE License# 71417
Principal Engineer

411 N. Sam Houston Parkway E., Suite 400, Houston, Texas 77060-3545 USA
T  +1 281 448 6188  F  +1 281 488 6189  W   www.rpsgroup.com

RPS	Reserve Audit Report YE2012

AUDIT LETTER

UCV02233	Page 2	January 2013

RPS	Reserve Audit Report YE2012

411 N. Sam Houston Parkway E., Suite 400, Houston, Texas 77060-3545 USA
T  +1 281 448 6188   F  +1 281 488 6189   W   www.rpsgroup.com

January 31, 2013

CNOOC Limited
No. 25, Chaoyangmenbei Dajie
Dongcheng District
Beijing 100010, P.R. China

Gentlemen:

As per your request, RPS has prepared an estimate of the proved reserves, future production and income attributable to certain leasehold interests owned by CNOOC Limited (CNOOC) as of December 31, 2012.  The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register, including all references to Regulation S-X and Regulation S-K (SEC regulations).  Our third party revision, completed on January 30, 2013 and presented herein, was prepared for public disclosure by CNOOC in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves and future net income amounts presented in this report, as of December 31, 2012, are based on the reserve audit review that RPS performed for PAE’s year-end 2012 reserve report. In our opinion, the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

CNOOC holds 50% interest in Bridas Corporation and Bridas Corporation holds 40% interests in PAE. Therefore CNOOC, through Bridas Corporation, owns 20% of participating interests in PAE.

Based on information provided by CNOOC, the third party estimate conducted by RPS addresses 7.2 percent of the total proved reserves of CNOOC.

The subject properties are located in Argentina and Bolivia, South America. The properties evaluated by RPS account for a portion of CNOOC Limited’s total net proved reserves as of December 31, 2012.

	Area	CNOOC Limited Net WI %
ARGENTINA	Cerro Dragon	20.0%
	Anticlinal Funes	16.0%
	Piedra Clavada	20.0%
	Koluel Kayke	20.0%
	Acambuco	10.4%

BOLIVIA	Caipipendi	5.0%

UCV02233	Page 3	January 2013

RPS	Reserve Audit Report YE2012

The estimated reserves and future net income amounts presented in this report, as of December 31, 2012, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized in the following table.
SEC PARAMETERS
Estimated Net CNOOC Limited Reserves and Income Data
As of December 31, 2012

NET REMAINING RESERVES		Total Argentina	Total Bolivia	Total
Oil/Condensate/ Gasoline M Bbl	Proved
	Developed	97,673	3,358	101,031
	Undeveloped	93,374	631	94,005
	Total Proved	191,047	3,989	195,036
GAS MM cf * includes sales & field usage	Proved
	Developed	199,311	91,945	291,256
	Undeveloped	98,566	23,425	121,991
	Total Proved	297,877	115,370	413,247
GAS Sales MM cf	Proved
	Developed	142,891	90,900	233,791
	Undeveloped	65,804	23,158	88,962
	Total Proved	208,695	114,058	322,753

INCOME DATA (M US$)		Total Argentina	Total Bolivia	Total
Future Gross Revenue	Proved
	Developed	4,797,512	288,068	5,085,580
	Undeveloped	4,421,396	75,073	4,496,469
	Total Proved	9,218,908	363,141	9,582,049
OPEX & CAPEX	Proved
	Developed	2,404,590	82,562	2,487,152
	Undeveloped	2,650,165	34,439	2,684,604
	Total Proved	5,054,755	117,001	5,171,756
Future Net Income (FNI)	Proved
	Developed	2,392,921	205,506	2,598,427
	Undeveloped	1,771,232	40,634	1,811,866
	Total Proved	4,164,153	246,140	4,410,293
Discounted FNI @ 10%	Proved
	Developed	1,203,570	122,852	1,326,422
	Undeveloped	373,218	20,108	393,326
	Total Proved	1,576,788	142,960	1,719,748

UCV02233	Page 4	January 2013

RPS	Reserve Audit Report YE2012

Note: Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes reported include gas sales and fuel gas expressed millions of cubic feet(MMCF)at the;official temperature and pressure bases of the areas in which the gas reserves are located. ;In this report, the revenues, deductions and income data are expressed as thousands of U.S. dollars (M$).

Note: Values by property are showed in Table 1 included in the report.

Note：The future gross revenue is after the deduction of royalty and turnover taxes in Argentina, and royalty IDH & YPFB Part in Bolivia. The deductions incorporate the normal direct costs of operating the wells, recompletion costs, development costs, certain abandonment costs, which are shown as “other” deductions.  The future net income is before the deduction of foreign government income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist, nor does it include any adjustment for cash on hand or undistributed income.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly.  Future net income was discounted at four other discount rates which were also compounded monthly.  These results are shown in summary form as follows.

Total Proved Discounted Future Net Income As of December 31, 2012
Discount Rate (Percent)	Argentina (MUS$)	Bolivia (MUS$)	Total (MUS$)
7.0%	$ 2,023,885	$ 164,897	$ 2,188,782
8.0%	$ 1,856,194	$ 156,969	$ 2,013,163
9.0%	$ 1,708,111	$ 149,679	$ 1,857,790
10.0%	$ 1,576,788	$ 142,960	$ 1,719,748
11.0%	$ 1,459,864	$ 136,755	$ 1,596,619

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Rules and Regulations Part 210.4-10(a).  An abridged version of the SEC reserves definitions from Part 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Definitions” in this report. The proved developed non-producing reserves included herein consist of the shut-in and behind-pipe categories.

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RPS	Reserve Audit Report YE2012

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At CNOOC Limited’s request, this report addresses only the proved reserves attributable to the properties evaluated herein

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes, due to increased availability of geoscience(geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.”  Moreover,  estimates  of  proved  reserves  may  be  revised  as  a  result  of  future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

The  proved  reserves  reported  herein  are  limited  to  the  period  prior  to  expiration  of  current contracts providing the legal rights to produce, or a revenue interest in such production, unless evidence indicates that contract renewal is reasonably certain.  Furthermore, properties in the different countries may be subjected to significantly varying contractual fiscal terms that affect the net revenue to CNOOC Limited for the production of these volumes.  The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data  available  at  the  time  of  the  estimate,  the  established  or  anticipated  performance

UCV02233	Page 6	January 2013

RPS	Reserve Audit Report YE2012

characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

These  performance  methods  include,  but  may not  be  limited to,  decline  curve  analysis  and material balance which utilized extrapolations of historical production and pressure data available through December 31, 2012 in those cases where such data were considered to be definitive. The volumetric method, analogy or a combination of methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The volumetric analysis utilized pertinent well and seismic data supplied to RPS by PAE that were available through December 31, 2012. The data utilized from the analogues as well as the well and seismic data incorporated into our volumetric analysis were considered sufficient and appropriate for the purpose thereof.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator.  When a range in the quantity of reserves is identified, the evaluator  must  determine  the  uncertainty  associated  with  the  incremental  quantities  of  the reserves.  Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. All quantities of reserves within the same reserve category must meet the SEC definitions.

To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.

PAE has made all of the material accounts, records, geological and other data required for this investigation available to us. In preparing our forecast of future proved production and income, we have relied upon data furnished by CNOOC Limited joint venture partner. RPS considers the factual  data  used  in  this  report  appropriate  and  sufficient  for  the  purpose  of  preparing  the estimates of reserves and future net revenues herein.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available.  Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.  The proved reserves included herein were determined in conformance with SEC regulations.  In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

UCV02233	Page 7	January 2013

RPS	Reserve Audit Report YE2012

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data.   If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated, in which case an estimated rate of decline was then applied to depletion of the reserves.  If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by PAE. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, referred to herein as; “differentials.” The differentials used in the preparation of this report were furnished to us by PAE. The differentials furnished by PAE were reviewed by us for their reasonableness using information furnished by PAE for this purpose.

Costs

Operating costs for the leases and wells in this report are based on the operating expense reports of PAE and include only those costs directly applicable to the leases or wells. The operating costs

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RPS	Reserve Audit Report YE2012

include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by PAE. No deduction was made for loan repayments, interest expenses or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by PAE and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs.   The estimates of the net abandonment costs furnished by PAE were accepted without independent verification. Current costs used by PAE were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

RPS is a multi-disciplinary consultancy, providing technical, commercial and project management support services in the fields of operations, geoscience, engineering and health, safety and environment to the energy sector worldwide. RPS’s clients around the world include governments, national oil companies, integrated majors, independents, and start-ups, legal and financial institutions.

RPS USA is part of the larger UK based RPS Group plc that employs nearly 5,000 staff based in offices located in the UK, Ireland, the Netherlands, USA, Canada, Australia and Brazil.

As an independent and experienced consultancy company with a global capability, RPS is well qualified to provide both technical and economic assessments of reserves/resources, prospect evaluation, field discoveries and producing fields. In the Oil and Gas Sector, RPS personnel have provided SPE and SEC and Competent Persons reports for inclusion in both public and private circulars for funding purposes. We have provided investors with confidential valuations and assessments during mergers and acquisitions.  Asset appraisal and valuation have always been a core element of RPS consulting business.

As indicated above, this study was based on data supplied by PAE. The supplied information was reviewed for reasonableness from a technical perspective. As is common in oil field situations, basic physical measurements taken over time cannot be verified independently in retrospect. As such, beyond the application of normal professional judgment, such data must be accepted as representative.   While we are not aware of any falsification of records or data pertinent to the results of this study, RPS does not warrant the accuracy of the data and accepts no liability for any losses from actions based upon reliance on data, which is subsequently shown to be falsified or erroneous.

RPS personnel who prepared this report are degreed professionals with the appropriate qualifications and experience to complete the audit work. RPS and its staff do not claim expertise in accounting, legal and environmental matters, and opinions on such matters do not form part of this report.

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RPS	Reserve Audit Report YE2012

The  results  and  conclusions  represent  informed  professional  judgments  based  on  the  data available and time frame allowed to perform this work. No warranty is implied or expressed that actual results will conform to these estimates.   RPS accepts no liability for actions or losses derived from reliance on this report or the data on which it was based.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by CNOOC Limited.

Very truly yours,

RPS

Victor Wayne Taylor
PE License# 71417
Principal Engineer

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RPS	Reserve Audit Report YE2012

TABLE

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RPS	Reserve Audit Report YE2012

Table 1

SEC PARAMETERS
Estimated Net CNOOC Limited Reserves and Income Data
As of December 31, 2012

NET REMAINING RESERVES

		Cerro Dragon	Anticlinal Funes	Piedra Clavada	Koluel Kaike	Acambuco	Total Argentina	Caipiendi	Total Bolivia	Total
Oil/Condensate/ Gasoline M Bbl	Proved									
	Developed	91,947	17	3,152	1,629	928	**97,673**	3,358	**3,358**	**101,031**
	Undeveloped	88,855	-	2,324	1,912	283	**93,374**	631	**631**	**94,005**
	Total Proved	**180,802**	**17**	**5,476**	**3,541**	**1,211**	**191,047**	**3,989**	**3,989**	**195,036**
GAS MM cf *includes sales & field usage	Proved									
	Developed	148,315	29	254	1,307	49,406	**199,311**	91,945	**91,945**	**291,256**
	Undeveloped	78,606	-	113	1,745	18,102	**98,566**	23,425	**23,425**	**121,991**
	Total Proved	**226,921**	**29**	**367**	**3,052**	**67,508**	**297,877**	**115,370**	**115,370**	**413,247**
GAS Sales MM cf	Proved									
	Developed	94,747	19	-	-	48,125	**142,891**	90,900	**90,900**	**233,791**
	Undeveloped	48,055	-	-	-	17,749	**65,804**	23,158	**23,158**	**88,962**
	Total Proved	**142,802**	**19**	**0**	**0**	**65,874**	**208,695**	**114,058**	**114,058**	**322,753**

INCOME DATA (M US$)

		Cerro Dragon	Anticlinal Funes	Piedra Clavada	Koluel Kaike	Acambuco	Total Argentina	Caipiendi	Total Bolivia	Total
Future Gross Revenue	Proved									
	Developed	4,338,869	800	174,337	90,189	193,317	**4,797,512**	288,068	**288,068**	**5,085,580**
	Undeveloped	4,089,888		128,513	105,859	97,136	**4,421,396**	75,073	**75,073**	**4,496,469**
	Total Proved	**8,428,757**	**800**	**302,850**	**196,048**	**290,453**	**9,218,908**	**363,141**	**363,141**	**9,582,049**
OPEX & CAPEX	Proved									
	Developed	2,165,616	627	125,397	67,758	45,192	**2,404,590**	82,562	**82,562**	**2,487,152**
	Undeveloped	2,441,808		88,496	79,357	40,504	**2,650,165**	34,439	**34,439**	**2,684,604**
	Total Proved	**4,607,424**	**627**	**213,893**	**147,115**	**85,696**	**5,054,755**	**117,001**	**117,001**	**5,171,756**
Future Net Income (FNI)	Proved									
	Developed	2,173,253	173	48,940	22,430	148,125	**2,392,921**	205,506	**205,506**	**2,598,427**
	Undeveloped	1,648,080		40,017	26,503	56,632	**1,771,232**	40,634	**40,634**	**1,811,866**
	Total Proved	**3,821,333**	**173**	**88,957**	**48,933**	**204,757**	**4,164,153**	**246,140**	**246,140**	**4,410,293**
Discounted FNI @ 10 %	Proved									
	Developed	1,073,661	180	26,967	14,488	88,274	**1,203,570**	122,852	**122,852**	**1,326,422**
	Undeveloped	349,648		10,240	4,104	9,226	**373,218**	20,108	**20,108**	**393,326**
	Total Proved	**1,423,309**	**180**	**37,207**	**18,592**	**97,500**	**1,576,788**	**142,960**	**142,960**	**1,719,748**

Total Proved Discounted Future Net Income (M US$) As of December 31, 2012

Discount Rate	Cerro Dragon	Anticlinal Funes	Piedra Clavada	Koluel Kaike	Acambuco	Total Argentina	Caipiendi	Total Bolivia	Total
7.0%	1,835,183	178	46,922	24,463	117,139	2,023,885	164,897	164,897	2,353,679
8.0%	1,680,542	179	43,321	22,298	109,854	1,856,194	156,969	156,969	2,170,132
9.0%	1,544,140	179	40,099	20,350	103,343	1,708,111	149,679	149,679	2,007,469
10.0%	1,423,309	180	37,207	18,592	97,500	1,576,788	142,960	142,960	1,862,708
11.0%	1,315,841	180	34,604	17,002	92,237	1,459,864	136,755	136,755	1,733,374

UCV02233	Page 12	January 2013

SEC DEFINITIONS

APPENDIX 1

Petroleum Reserves Definition
As Adapted From:
Rule 4-10(a) of Regulation S-X Part 210
United States Securities and Exchange Commission (SEC)
RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (26) defines reserves as follows:

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (f.e., absence of reservoir, structurally low reservoir, or negative test results).Such areas may contain propective resources (f.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and

(B)
Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)
In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)
Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)
Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir  or an· analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities

(v)
Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an un eighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

PROBABLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (18) defines probable oil and gas reserves as follows:

Probable reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)
When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)
Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv)	See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

POSSIBLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (18) defines possible oil and gas reserves as follows:

Possible reserves.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves

(i)
When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)
Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geosciences and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv)
The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)
Possible reserves may be assigned where geosciences and engineering data identify directly adjacent portions of reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)
Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Reserves Status Definitions
And Guidelines As Adapted From:
Rule 4-10(A) Of Regulation S-X Part 210
United States Securities And Exchange Commission (SEC)
And
Petroleum Resources Management System (SPE-PMRS)

Sponsored And Approved By:
Society Of Petroleum Engineers (SPE),
World Petroleum Council (WPC)
American Association Of Petroleum Geologists (AAPG)
Society Of Petroleum Evaluation Engineers (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs.

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing

Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

Shut-In

Shut-in Reserves are expected to be recovered from:

(1)	completion intervals which are open at the time of the estimate but which have not yet started producing;
(2)	wells which were shut-in for market conditions or pipeline connections; or
(3)	wells not capableof production for mechanical reasons.

Behind-Pipe

Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)
Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)
Undrilledlocations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)
Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.ed upon future conditions.

PROBABLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (18) defines probable oil and gas reserves as follows:

Probable reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)
When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)
Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.
(iv)	See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

POSSIBLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (18) defines possible oil and gas reserves as follows:

Possible reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves

(i)
When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)
Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geosciences and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv)
The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)
Possible reserves may be assigned where geosciences and engineering data identify directly adjacent portions of reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)
Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

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